Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 6, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

This Report on Form 6-K contains the following:-

1.                                       News release dated September 16, 2004 entitled “ VODAFONE LAUNCHES NEW AND EXCLUSIVE BLACKBERRY® PHONE”

2.                                       News release dated September 22, 2004 entitled “ VODAFONE ANNOUNCES EXTENSIVE NEW HANDSET RANGE FOR 3G CONSUMER SERVICES”

3.                                       Stock Exchange Announcement dated September 1, 2004

4.                                       Stock Exchange Announcement dated September 2, 2004

5.                                       Stock Exchange Announcement dated September 3, 2004

6.                                       Stock Exchange Announcement dated September 6, 2004

7.                                       Stock Exchange Announcement dated September 7, 2004

8.                                       Stock Exchange Announcement dated September 8, 2004

9.                                       Stock Exchange Announcement dated September 9, 2004

10.                                 Stock Exchange Announcement dated September 10, 2004

11.                                 Stock Exchange Announcement dated September 13, 2004

12.                                 Stock Exchange Announcement dated September 14, 2004

13.                                 Stock Exchange Announcement dated September 15, 2004

14.                                 Stock Exchange Announcement dated September 16, 2004

15.                                 Stock Exchange Announcement dated September 17, 2004

16.                                 Stock Exchange Announcement dated September 20, 2004

17.                                 Stock Exchange Announcement dated September 21, 2004

18.                                 Stock Exchange Announcement dated September 22, 2004

19.                                 Stock Exchange Announcement dated September 24, 2004

20.                                 Stock Exchange Announcement dated September 27, 2004

21.                                 Stock Exchange Announcement dated September 29, 2004

22.                                 Stock Exchange Announcement dated September 30, 2004

16 September 2004

VODAFONE LAUNCHES NEW AND EXCLUSIVE BLACKBERRY® PHONE

Vodafone today announces the launch of a new and exclusive addition to its popular BlackBerry® from Vodafone range – the BlackBerry 7100v™.   Developed and manufactured by Research In Motion, the BlackBerry 7100v from Vodafone is a unique mobile phone combining easy access to voice services as well as immediate and reliable access to email, calendar and contacts, in an innovative and stylish format. Supported by the familiar and intuitive Vodafone-branded menu, the BlackBerry 7100v from Vodafone is the first of its kind available globally, adding to the range of Vodafone branded mobility solutions for business customers.

The BlackBerry 7100v from Vodafone has a new and innovative QWERTY keyboard, dedicated Send and End keys and a thumb operated trackwheel for fast and convenient navigation.   Messages can be quickly and easily composed via SureType™, a new keyboard technology from RIM that enables mobile phones to support the advanced messaging features required by business customers.

The device is easy to set up and use, featuring the Vodafone branded customer interface and BlackBerry push technology that means email is delivered direct to the handset without the need for manual dial-up. As well as providing effective voice services, the BlackBerry 7100v from Vodafone opens and forwards email attachments and enables fast and easy access to a wide range of additional attachment formats (including Microsoft Word, Excel, PowerPoint and Adobe Acrobat). In addition to 32MB of memory, the device offers advanced browser technology, quad-band international coverage, high performance internal antenna, speakerphone and Bluetooth support.

“Our business customers, particularly those who are self employed or running small to medium sized businesses, have been asking us for a simple device that combines the efficiency and basic features of a mobile phone, with the benefits of being able to access email and attachments on the move” said Peter Bamford, Chief Marketing Officer at Vodafone. “The BlackBerry 7100v from Vodafone offers a unique addition to the family of Vodafone business solutions and is the first in our planned portfolio of hand-held business devices designed to make our customers’ lives easier, any time, anywhere”.

“The new BlackBerry 7100v with SureType keyboard technology is the result of many years of research and innovation. We have listened to mobile users and created a new device that we believe will attract a whole new audience to BlackBerry for the first time,” said Jim Balsillie, Co-CEO at Research In Motion.   “A great deal of care has gone into the design of this sophisticated handset that delivers exceptional email, messaging and browsing capabilities as well as a high quality phone and an amazing colour screen.”

The BlackBerry 7100v from Vodafone will be introduced on a phased basis across Australia, Austria, France, Germany, Ireland, Italy, the Netherlands, New Zealand, Portugal, Spain, Sweden and the UK.

For more information on the BlackBerry from Vodafone range can be found at http://www.vodafone.com/office.

- ends -

Notes for editors:

Photographs of the BlackBerry 7100v are available on the Vodafone website:

www.vodafone.com/media/blackberry

The Vodafone exclusivity period varies by market.

© Vodafone Group 2004. Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited, used by permission.

For Further Information:

Vodafone Group	RIM

Investor Relations	Tilly Quanjer
Melissa Stimpson	Senior Communications Manager
Darren Jones	Email: tquanjer@rim.com
Tel: +44 (0) 1635 673310	Tel: 01784 223987

Media Relations	Or Hotwire PR for RIM
Aileen Thompson	Tel: +44 (0)207 608 2500
Jon Earl
Janine Young
Emma Conlon
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Justin Griffiths
Tel: +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 139 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!™, opens up a world of mobile colour communication, bringing news, information, email, chat, location-based services, games and shopping to customers’ mobile devices.

About RIM

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

22 September 2004

VODAFONE ANNOUNCES EXTENSIVE NEW HANDSET RANGE

FOR 3G CONSUMER SERVICES

Vodafone today announces its extensive range of 10 new generation 3G handsets planned for the Christmas period, following the launch of the Vodafone Mobile Connect 3G datacard and the successful introduction of Vodafone live! ™  with 3G.

Vodafone is working with some of the world’s leading handset manufacturers including Sharp, Motorola, Sony Ericsson, NEC, Nokia and Samsung to provide customers with a wide choice of 3G handsets at a range of prices. These handsets will be available with a broader array of services across Europe and Japan.

This new range of Vodafone 3G handsets, all featuring Vodafone’s multi-media consumer service, Vodafone live! ™, has been designed in close collaboration with manufacturers to allow consumers to experience the benefits of enhanced Vodafone live! ™  with 3G services.  The handset range, which includes models and designs exclusive to Vodafone, will enable significant improvements in imaging, music, entertainment and information. Highlights include Europe’s first 2 mega pixel camera phone, equipped with auto focus, optical zoom and high resolution displays; handsets that offer CD music quality, stereo speakers and MP3 players; access to 3D gaming; video and audio streaming and video calling.

Customers can use Vodafone’s new generation of 3G handsets in both Europe and Japan as services will be delivered seamlessly by

Vodafone’s global W-CDMA networks.

Vodafone plans to launch 10 new 3G handsets. The portfolio includes the Sharp 802, Sharp 902, Motorola E1000, Motorola V980, Motorola C980, NEC’s Vodafone 802N, Sony Ericsson V800, Nokia 6630, Samsung Z110V and Samsung Z107V.

“The planned launch of our new 3G handset portfolio represents a major breakthrough in terms of handset choice”, said Peter Bamford, Chief Marketing Officer, Vodafone. “It will also give consumers the opportunity to experience the enhanced range of Vodafone live! ™ with 3G services, opening up a whole new world of communication and entertainment via the mobile phone.”

Full details of these services and handset availability will follow in November.

- ends -

For further information:

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Jon Earl

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 139 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live! ™, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

Notes to editors:

1.               Handsets which will be available in Europe and Japan are:

Manufacturer	Europe	Japan	Exclusivity Details
Motorola	E1000	—	—
Motorola	V980	Vodafone 702MO	Exclusive at launch
Motorola	C980	Vodafone 702sMO	Exclusive design
Nokia	6630	Vodafone 702NK	—
Sharp	802	Vodafone 802SH	Exclusive to Vodafone
Sharp	902	Vodafone 902SH	Exclusive to Vodafone
Sony Ericsson	V800	Vodafone 802SE	Exclusive at launch in Europe
Samsung	Z110V	—	Exclusive at launch
Samsung	Z107V	—	—
NEC	—	Vodafone 802N	Exclusive to Vodafone

2.               Images of handsets are available on the Vodafone Media Centre at www.vodafone.com

© Vodafone Group 2004. VODAFONE, Vodafone Mobile Connect and Vodafone live! ™ are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	31 August 2004

Number of ordinary shares purchased:	33,000,000

Highest purchase price paid per share:	127.75p

Lowest purchase price paid per share:	126.5p

Volume weighted average price per share:	127.1515p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,891,000,000 of its ordinary shares in treasury and has 66,407,950,699 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	1 September 2004

Number of ordinary shares purchased:	29,500,000

Highest purchase price paid per share:	127p

Lowest purchase price paid per share:	126p

Volume weighted average price per share:	126.4971p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,920,500,000 of its ordinary shares in treasury and has 66,378,450,699 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	2 September 2004

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	128.5p

Lowest purchase price paid per share:	126.25p

Volume weighted average price per share:	127.2881p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,945,500,000 of its ordinary shares in treasury and has 66,354,280,648 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Deutsche Bank AG London Branch (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	3 September 2004

Exercise date of the put option:	5 November 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£12,183,700

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 September 2004

Number of ordinary shares purchased:	8,500,000

Highest purchase price paid per share:	128p

Lowest purchase price paid per share:	127p

Volume weighted average price per share:	127.6882p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,954,000,000 of its ordinary shares in treasury and has 66,346,974,646 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	07 September 2004

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	130p

Lowest purchase price paid per share:	127.75p

Volume weighted average price per share:	129.2625p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,984,000,000 of its ordinary shares in treasury and has 66,318,120,428 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	08 September 2004

Number of ordinary shares purchased:	24,200,000

Highest purchase price paid per share:	130.75p

Lowest purchase price paid per share:	129.75p

Volume weighted average price per share:	130.2856p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,008,200,000 of its ordinary shares in treasury and has 66,294,075,859 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	09 September 2004

Number of ordinary shares purchased:	29,000,000

Highest purchase price paid per share:	132.25p

Lowest purchase price paid per share:	130p

Volume weighted average price per share:	130.8707p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,037,200,000 of its ordinary shares in treasury and has 66,265,152,293 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Citigroup Global Markets U.K. Equity Limited (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	10 September 2004

Exercise date of the put option:	26 October 2004

Number of ordinary shares that are the subject of the put option:	10,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£12,494,000

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	13 September 2004

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	133.75p

Lowest purchase price paid per share:	133p

Volume weighted average price per share:	133.3095p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,058,200,000 of its ordinary shares in treasury and has 66,244,952,147 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 September 2004 by Mourant ECS Trustees Limited that on 10 September 2004 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 133p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	188
Sir Julian Horn-Smith	188
Mr K J Hydon	188

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	15 September 2004

Number of ordinary shares purchased:	32,800,000

Highest purchase price paid per share:	130.25p

Lowest purchase price paid per share:	128.50p

Volume weighted average price per share:	129.8037p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,091,000,000 of its ordinary shares in treasury and has 66,212,683,561 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	16 September 2004

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	130.5p

Lowest purchase price paid per share:	129.75p

Volume weighted average price per share:	130.1161p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,105,000,000 of its ordinary shares in treasury and has 66,202,630,598 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to JP Morgan Securities Ltd. (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	17 September 2004

Exercise date of the put option:	29 October 2004

Number of ordinary shares that are the subject of the put option:	20,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£24,949,600

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	20 September 2004

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	129.50p

Lowest purchase price paid per share:	128.50p

Volume weighted average price per share:	129.1392p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,115,000,000 of its ordinary shares in treasury and has 66,190,076,805 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	21 September 2004

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	130.25p

Lowest purchase price paid per share:	129p

Volume weighted average price per share:	129.3245p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,131,000,000 of its ordinary shares in treasury and has 66,174,572,025 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	23 September 2004

Number of ordinary shares purchased:	30,300,000

Highest purchase price paid per share:	132.25p

Lowest purchase price paid per share:	130.75p

Volume weighted average price per share:	131.5870p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,161,300,000 of its ordinary shares in treasury and has 66,144,477,110 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PUT OPTION OVER ITS ORDINARY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has sold a put option over its ordinary shares of U.S.$0.10 to Lehman Brothers International (Europe) (the “Counterparty”) as follows:

Put Option over Ordinary Shares

Trade date of the put option:	24 September 2004

Exercise date of the put option:	8 November 2004

Number of ordinary shares that are the subject of the put option:	20,000,000

If the put option is exercised by the Counterparty then the total consideration payable by Vodafone from existing cash reserves to the Counterparty (after deducting the premium it has received from the Counterparty) will be:	£24,434,800

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	28 September 2004

Number of ordinary shares purchased:	23,300,000

Highest purchase price paid per share:	130.75p

Lowest purchase price paid per share:	128.25p

Volume weighted average price per share:	129.9830p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,184,600,000 of its ordinary shares in treasury and has 66,122,327,590 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	29 September 2004

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	132p

Lowest purchase price paid per share:	131.25p

Volume weighted average price per share:	131.8043p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,196,100,000 of its ordinary shares in treasury and has 66,111,150,104 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 6, 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary